Exhibit 99.6

Solaris Reports 186m of 0.64% CuEq From Near Surface,

Continues to Expand ‘Indicative Starter Pit’ at Warintza Central

March 13, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or “the Company”) is pleased to report assay results from a series of holes aimed at growing the Northeast Extension of the ‘Indicative Starter Pit’ at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and detailed results in Tables 1-2.

Highlights

Resource expansion drilling continues to grow the Northeast Extension of the ‘Indicative Starter Pit’, an area of near surface, high-grade mineralization estimated at 180 Mt at 0.82% CuEq¹ (Indicated) and 107 Mt at 0.73% CuEq¹ (Inferred) within the Warintza Mineral Resource Estimate² (“MRE”) based on drilling to the end of 2021. Assays are pending from follow-up step-out drilling, with additional platforms planned for construction.

●	SLS-70 was collared at the northeastern limit of Warintza Central and drilled northeast into an open volume, returning 186m of 0.64% CuEq¹ from near surface within a broader interval of 264m of 0.55% CuEq¹, expanding the zone to the north where it remains open

●	This hole follows from SLS-65, drilled approximately 90 degrees to the northwest from the same platform, which returned 286m of 0.55% CuEq¹ from near surface (refer to press release dated December 5, 2022)

●	SLS-69, collared from the same platform and drilled the opposite direction to the southwest, returned 156m of 0.60% CuEq¹ from 52m depth within a broader interval of 846m of 0.30% CuEq¹, connecting the Northeast Extension to Warintza Central

●	Prior hole SLS-66, drilled west-southwest, returned 124m of 0.82% CuEq¹ from near surface within a broader interval of 622m of 0.42% CuEq¹ (refer to press release dated September 7, 2022) from a platform to the south where a follow-up southwest-oriented hole is planned to better connect the Northeast Extension to Warintza Central

●	Assays are pending from two newly constructed 250m step-out platforms testing the zone further to the northeast, with additional platforms planned for construction as the weather improves

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Mr. Jorge Fierro, Vice President, Exploration, commented: “The Northeast Extension represents a significant area of focus for growing the ‘Indicative Starter Pit’, one of the two key goals for the follow-on drilling program from the 2022 MRE, with the other being major resource growth at Warintza East, where extensional and step-out holes are due shortly. In addition, a major program of reconnaissance sampling that commenced last summer has identified new areas of well mineralized outcrop in previously inaccessible terrain adjacent to the Warintza Central and Warintza East deposits that present opportunities for additional discoveries, with further details to be released shortly.”

Figure 1 – Plan View of Warintza Central Drilling Released to Date³

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq¹ (%)
SLS-70		26	290	264	0.38	0.03	0.11	0.55
Including		104	290	186	0.48	0.03	0.11	0.64
Including	Mar 13, 2023	104	198	94	0.53	0.03	0.11	0.70
SLS-69		52	898	846	0.20	0.02	0.03	0.30
Including		52	208	156	0.48	0.02	0.08	0.60
Including		52	122	70	0.56	0.03	0.06	0.70

Notes to table: True widths of the mineralized zone are not known at this time.

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Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-70	800350	9648417	1356	291	20	-65
SLS-69	800350	9648417	1356	944	200	-70

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work. The ‘Indicative Starter Pit’ is based on the same assumptions as the MRE except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au. The ‘Indicative Starter Pit’ is comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq (0.64% Cu, 0.02% Mo, 0.05 g/t Au) above a 0.6% CuEq cut-off grade. No economic analysis has been completed by the Company and there is no guarantee an ‘Indicative Starter Pit’ will be realized or prove to be economic.

2.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

3.	For additional details on “Near Surface, High-Grade, NE Extension” intervals, refer to press release dated May 26, 2022 for SLS-57: 230m of 0.73% CuEq (0.59% Cu, 0.03% Mo, 0.08 g/t Au), refer to press release dated July 20, 2022 for SLS-62: 168m of 0.68% CuEq (0.51% Cu, 0.03% Mo, 0.07 g/t Au) and SLS-63: 230m of 1.02% CuEq (0.87% Cu, 0.02% Mo, 0.12 g/t Au), refer to press release dated September 7, 2022 for SLS-64: 110m of 0.54% CuEq (0.38% Cu, 0.04% Mo, 0.03 g/t Au) and SLS-66: 124m of 0.82% CuEq (0.71% Cu, 0.02% Mo, 0.09 g/t Au), refer to press release dated December 5, 2022 for SLS-65: 286m of 0.55% CuEq (0.38% Cu, 0.04% Mo, 0.06 g/t Au) and SLS-68: 72m of 1.00% CuEq (0.88% Cu, 0.02% Mo, 0.06 g/t Au).

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that resource expansion drilling continues to grow the Northeast Extension of the ‘Indicative Starter Pit’ within the MRE, assays are pending from follow-up step-out drilling, with additional platforms planned for construction, a follow-up southwest-oriented hole is planned to better connect the Northeast Extension to Warintza Central, assays are pending from two newly constructed 250m step-out platforms testing the zone further to the northeast, with additional platforms planned for construction as the weather improves, that the Northeast Extension represents a significant area of focus for growing the ‘Indicative Starter Pit’, one of the two key goals for the follow-on drilling program from the 2022 MRE, with the other being major resource growth at Warintza East, where extensional and step-out holes are due shortly, and finally, that a major program of reconnaissance sampling that commenced last summer has identified new areas of well mineralized outcrop in previously inaccessible terrain adjacent to the Warintza Central and Warintza East deposits that present opportunities for additional discoveries, with further details to be released shortly. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis for the year ended December 31, 2021 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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